COMMERZBANK
AKTIENGESELLSCHAFT
NEW YORK BRANCH

2 World Financial Center
NEW YORK, NY 10281-1050
Telephone: (212) 266-7200
Telefax: (212) 266-7235

04045482

October 12, 2004

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
(202) 942-2990

SUPPL

SEC MAIL PROCESSING
RECEIVED
OCT 13 2004
WASH, D.C.
202 SECTION

Commerzbank AG (File No. 82-2523)
Information Furnished Under Rule 12g3-2(b)

Dear Sirs:

On behalf of Commerzbank AG, a non-U.S. issuer exempt from registration under the Securities and Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder, we have enclosed a copy of the English language version of a recent press release, published on Commerzbank's website, which may be of interest to Commerzbank shareholders and might influence the stock exchange price of the Commerzbank share. This material is furnished pursuant to Rule 12g3-2(b).

If you have any questions concerning the above, please do not hesitate to telephone the left undersigned at (212)266-7409.

Very truly yours,
COMMERZBANK AG
NEW YORK BRANCH

Steven A. Troyer
Vice President & Counsel (USA)

Jennifer O'Neill
Assistant Cashier

cc: Frau Kristina Kürschner, ZRA Frankfurt

Enclosure

PROCESSED
OCT 19 2004
THOMSON
FINANCIAL

10/19

print

COMMERZBANK

/ ad hoc notices /

October 01, 2004

Mehmet Dalman leaves Commerzbank
Klaus Patig assumes responsibility for investment banking

The board member responsible on Commerzbank's board for Securities up to now, Mehmet Dalman (46), will leave the bank on his own wish. Mr. Dalman departs in mutual understanding with the bank and plans to seek new challenges. Until a replacement is found, board member Klaus M. Patig (60) will assume these responsibilities. The bank is now holding talks with potential successors.

Chairman of the Board of Managing Directors Klaus-Peter Müller thanked Mr. Dalman for his extraordinary effort in building a strong Investment Banking unit since he arrived in 1997. Mr. Müller said: "Mehmet Dalman, often under very difficult market conditions, used his creativity and enthusiasm to build up a focused and integrated Investment Banking unit within the Commerzbank Group. For that he has earned my thanks and respect."

Mr. Müller confirmed that Investment Banking would continue to be a key business unit for the bank. He said: "We want to offer our German and European corporate customers, and also our institutional and private clients, a highly valued and even more customer-oriented range of investment bank products." However some changes in the organization's structure are possible depending upon the results of a current study being conducted by an outside consultant. The goal remains to stabilize the earnings from Investment Banking.